SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005, its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005, its Registration Statement on Form F-3 (Registration No. 333-135742), filed with the Commission on July 13, 2006, its Registration Statement on Form S-8 (Registration No. 333-140786) filed with the Commission on February 20, 2007, its Registration Statement on Form F-3 (Registration No. 333-142320), filed with the Commission on April 24, 2007, its Registration Statement on Form S-8 (Registration No. 333-149034) filed with the Commission on February 4, 2008, its Registration Statement on Form S-8 (Registration No. 333-149575), filed with the Commission on March 6, 2008 and its Registration Statement on Form F-3 (Registration No. 333-153667), filed with the Commission on September 25, 2008.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: November 3, 2008

Press Release

For Immediate Release

OTI to Present Its Contactless Suite of Solutions at the CARTES and
IDentification 2008 Show in Paris

– Demonstrations include ID, Parking and Payment Solutions to Support Global Contactless
Projects
– Ohad Bashan, OTI’s President is a Featured Speaker on Contactless in Healthcare and ID Border
Crossing Implementation

Fort Lee, NJ – November 3, 2008 – On Track Innovations Ltd (OTI) (NASDAQ-GM: OTIV) global leader in contactless microprocessor-based smart card solutions, will showcase its range of contactless solutions at the CARTES and IDentification show in Paris in booth 4 P 060 between November 4-6 at the Paris-Nord Villepinte Exhibition Center in Paris, France.

In the Payment sector OTI will demonstrate its suite of MasterCard and Visa certified products including payment devices and readers. Payment devices include inlays, key fobs, smart stickers, and additional form factors. OTI contactless solutions provide issuers and card manufacturers with a cost-effective, reliable and secure way to implement contactless cards. OTI readers suite supports the global contactless EMV applications published by MasterCard and Visa, as well as MiFare technology, and non-EMV contactless payment programs from other major financial institutions, including ExpressPay from American Express and Discover. OTI will present its Saturn 6000 contactless countertop reader and the Saturn 6500 secured contactless reader built for vending machine, petroleum and mass transit markets offer superior performance and enhanced security features with extremely fast communication speed and optimal reading range.

OTI will also demonstrate its in-vehicle parking meter solution, EasyPark. With EasyPark, the driver simply parks his car and turns on the contactless in-vehicle parking meter device displayed in the car window; upon returning to the vehicle, the driver turns the device off. This creates a second to none user experience by eliminating the need for cash, change, looking for a parking meter and support personnel, and creates a uniquely convenient user experience. The EasyPark system can be used for both on-street parking payments and for parking lots, where the device is presented at the gate when entering or exiting the lot.

In its ID product line, OTI will present its MAGNA complete product solutions and electronic passport demo as well as its border crossing solution with unique solutions to support remote citizen enrollment.

OTI will also present its Zeus and Hera production lines to support the growing demand for dual interface cards and e-passports. The product line support machinery for manufacturing electronic passports and contact/contactless ID and EMV compliant cards.

Ohad Bashan, President of OTI will speak on Wednesday, November 5, at 4pm about “Contactless in healthcare – The use of contactless smart cards as a personal portable database” as part of the Contactless Technologies track. On Thursday, November 6, at 11am Mr. Bashan will present a “Case study from the implementation of Border Crossing Solutions” as part of the Citizen ID track.

About OTI
Established in 1990, OTI (NASDAQ- GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding the superiority of our products. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations
Galit Mendelson	Paul Holm
Vice President of Corporate Relations	portfoliopr
201 944 5200 ext. 111	212 888 4570
galit@otiglobal.com	paulh@portfoliopr.biz